Bill of Sale

As of December 30, 2020

This bill of sale (the “Bill of Sale”) records the purchase between RSE Archive, LLC (“Purchaser” or “us”) and PWCC Auctions (“Seller”) with regard to the assets described below (each individually an “Asset”, collectively the “Assets”). This Bill of Sale may be modified or amended only with the prior written consent of Purchaser.

Asset:	#ROCKETBOX
Description:	2000 Pokémon Team Rocket 1st Edition Factory Sealed Booster Box
Total Acquisition Cost:	$ 25,100.00
Consideration: Cash (%) Equity (%) Total	$ 25,100.00 (100%) $ 0 (0%) $ 25,100.00 (100%)

RALLY

RALLY